SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI EASYFUEL™ EXPANDING PRESENCE IN LATIN AMERICA

Signs Agreement with Guatemalan Based Distributor;
Expect Other Countries in Region to Follow

Cupertino, CA – June 17, 2004 – On Track Innovations Ltd.(OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micro-payments, petroleum payments and other applications, announced today that following a successful field test, it signed a distribution agreement in Guatemala as another step in its launch of “EasyFuel” wireless solution for petroleum payment management and loyalty programs for oil companies, commercial transport and transportation fleets, and private motorists.

OTI signed the distribution agreement with Fuelomaster, a Guatemalan company that will distribute EasyFuel throughout the country. Fuelomaster will target gas stations for fleets, as well as the retail gas station market.

Fuelomaster is already in negotiations with fuel companies and big fleets that have expressed interest in EasyFuel for use across Central America. Guatemala is the headquarters for many Latin America subsidiaries of both fuel companies and many other enterprises, and thus represents an ideal showcase for EasyFuel.

Pablo Cohen, President of Fuelomaster, commented, “During the pilot we were extremely impressed by EasyFuel’s ease of use in terms of installation, minimal maintenance, efficiency and effectiveness for all involved. We are very enthusiastic about bringing this unique system to all of the 850 gas stations in Guatemala, as well as potentially beyond here.”

EasyFuel wireless solution represents the next generation of OTI’s Gasoline Management System, providing easy, quick and cost-effective installations, minimum maintenance and fast turn around at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards. Last Year, OTI introduced EasyFuel in Spain and Mexico.

Oded Bashan, President and CEO of OTI, commented, “The cooperation with Fuelomaster in Guatemala represents an important step for our expansion into the Latin American market where we are already operating successfully in Mexico. We expect to announce additional EasyFuel projects soon. Globally, this builds on our well established implementations in the different petroleum markets.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 17th, 2004